

January 7, 2011

Richard P. Dutkiewicz
Executive Vice President and Chief Financial Officer
Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630

> **Re:** **Real Mex Restaurants, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 26, 2010**
> **Filed November 10, 2010**
> **File No. 333-116310**

Dear Mr. Dutkiewicz:

We have reviewed your response letter dated December 28, 2010 and have the following comment. We ask you to provide us with further information so we may better understand your circumstances.

Please respond to this letter within 10 business days by providing the requested information. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

Notes to the Consolidated Financial Statements
Note 2: Acquisitions
Share Purchase — Successor, page 7

1. Refer to your response to our prior comment 2. Please clarify for us whether the purchase of 20% of "the Company's" outstanding shares of common stock for $3 million and existing debt of $12 million referred to in the response pertains to shares and debt of Holdco., your parent company, or shares and debt of Real Mex Restaurants, Inc. From disclosures in your filing, we understand that the "share purchase" and associated change in control was at the Holdco level. In connection with this, explain to us in further detail (i) how the purchase from an existing shareholder of common stock representing 20% of all outstanding shares of the company is representative of fair value of the shares purchased and the fair value of all other outstanding shares, (ii) what debt was purchased in association with the "share repurchase" (there does not appear to be any disclosure that such was transacted in connection with this) and how this was factored into your push down accounting treatment, (iii) how the purchase of the debt at face value is representative of its fair value and the fair value of all other outstanding debt, (iv) how the fair value of both common stock and

outstanding debt was determined, and (v) the basis for the increase in goodwill of $70 million in the push down accounting.

Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have questions.  You may also contact me at 202-551-3380.

Sincerely,


Lyn Shenk
Branch Chief